Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF DESIGNATION OF THE RELATIVE RIGHTS AND PREFERENCES
OF THE
SERIES A CONVERTIBLE PREFERRED STOCK
OF
IMPART MEDIA GROUP, INC.

The undersigned, the Chief Executive Officer of Impart Media Group, Inc. (the “Company”), a corporation organized and existing under the Revised Statutes of the State of Nevada (“NRS”), does hereby certify that, pursuant to authority conferred upon the board of directors of the Company (the “Board of Directors”) by its Articles of Incorporation, and in order to amend the Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of the Company (the “Certificate of Designation”) pursuant to Section 78.1955 of the NRS, the Board of Directors, by unanimous written consent dated as of March 23, 2007, duly approved and adopted the following resolution (the “Resolution”):

WHEREAS, the Certificate of Designation of the Company was filed by the Secretary of State of the State of Nevada on March 2, 2006;

WHEREAS, the Board of Directors considers it advisable and hereby desires, pursuant to such authority, to amend the terms and provisions of the Certificate of Designation;

WHEREAS, the holders of at least seventy-five percent (75%) of the Series A Convertible Preferred Stock, pursuant to Section 78.1955(3) of the NRS and Section 10 of the Certificate of Designation, approved by written consent the terms and filing of a Certificate of Amendment to the Certificate of Designation to amend the Certificate of Designation; and

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors hereby adopts and approves the following amendments to the Certificate of Designation on the terms and with the provisions herein set forth on Annex A attached to this resolution.

/s/Joseph F. Martinez
Name: Joseph F. Martinez
Title: Chief Executive Officer
ATTEST:

/s/ Thomas C. Muniz
Name: Thomas C. Muniz
Title: President

ANNEX A

SERIES A CONVERTIBLE PREFERRED STOCK

The powers, designations, preferences and relative, participating, optional or other rights of the Series A Convertible Preferred Stock of Company are hereby amended as follows:

1.     Section 2(b) is hereby deleted in its entirety.

2.     Section 5(d)(i) is hereby deleted in its entirety and in substitution thereof the following new Section 5(d)(i) is hereby added:

“The term “Conversion Price” shall mean $1.00 per share, subject to adjustment under Section 5(e) hereof. Notwithstanding any adjustment hereunder, at no time shall the Conversion Price be greater than $1.00 per share except if it is adjusted pursuant to the second sentence of Section 5(e)(i).”

3.     Section 8(h) is hereby deleted in its entirety and in substitution thereof the following new Section 5(d)(i) is hereby added:

“Company's Redemption Option. At any time while there is an effective registration statement permitting resale of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Company may redeem all of the Series A Preferred Stock outstanding upon twenty (20) business days’ prior written notice (the “Company's Redemption Notice”) at a price per share of Series A Preferred Stock equal to one hundred percent (100%) of the Liquidation Preference Amount plus any accrued but unpaid dividends; provided, that if a holder has delivered a Conversion Notice to the Company or delivers a Conversion Notice prior to the Company’s Redemption Date (as defined below), all of the shares of Series A Preferred Stock designated to be redeemed may be converted by such holder; provided further that if during the period between delivery of the Company's Redemption Notice and the Redemption Date a holder shall become entitled to deliver a Notice of Redemption at Option of Buyer Upon Major Transaction, then the right of such holder shall take precedence over the previously delivered Company Redemption Notice. The Company's Redemption Notice shall state the date of redemption which date shall be the twenty-first (21st) business day after the Company has delivered the Company's Redemption Notice (the “Company’s Redemption Date”), the Company's Redemption Price and the number of shares to be redeemed by the Company. The Company shall not send a Company's Redemption Notice unless it has good and clear funds for a minimum of the amount it intends to redeem in a bank account controlled by the Company. The Company shall deliver the Company's Redemption Price to the holder(s) on the Company's Redemption Date, provided, that if the holder(s) delivers a Conversion Notice before the Company’s Redemption Date, then the portion of the Company’s Redemption Price which would be paid to redeem the shares of Series A Preferred Stock covered by such Conversion Notice shall be returned to the Company upon delivery of the Common Stock issuable in connection with such Conversion Notice to the holder(s). On the Company’s Redemption Date, the Company shall pay the Company's Redemption Price, subject to any adjustment pursuant to the immediately preceding sentence, to the holder(s) on a pro rata basis, provided, however, that upon receipt by the Company of the Preferred Stock Certificates to be redeemed pursuant to this Section 8(h), the Company shall, on the next business day following the date of receipt by the Company of such Preferred Stock Certificates, pay the Company's Redemption Price to the holder(s) on a pro rata basis. If the Company fails to pay the Company’s Redemption Price by the Company’s Redemption Date, the redemption will be declared null and void and the Company shall lose its right to serve a Company's Redemption Notice in the future.”